UNITED STATES

OMB APPROVAL

OMB Number: 3235-0361

SECURITIES AND EXCHANGE COMMISSION

Expires: January 31, 2016

Washington, D.C. 20549

Estimated average burden hours



FORM ADV-E



Certificate of Accounting of Client Securities and Funds in the Possession or Custody of an Investment Adviser

per response . . . . . . . . . . . . . . .0.05



Pursuant to Rule 206(4)-2 [17 CFR 275.206(4)-2]





1. Investment Adviser Act SEC File Number:  801-76648.



Date examination completed: April 29, 2013, New York.



2. State Identification Number: 36-4660775.



3. Full name of investment adviser
(if individual, state last, first, middle name):
Christian Ferris A.


4. Name under which business is conducted, if different from above:
FAC PROPERTYS LLC.




5. Address of principal place of business
(number, street, city, state, zip code):
1329 Needham Avenue Bronx New York (10469).




INSTRUCTIONS



This Form must be completed by investment advisers that have custody of client funds or securities and that are subject to an annual surprise examination. This Form may not be used to amend any information included in an investment advisers registration statement (e.g., business address).



Investment Adviser



1. All items must be completed by the investment adviser.

2. Give this Form to the independent public accountant that, in compliance with rule 206(4)-2 under the Investment Advisers Act of 1940 (the Act) or applicable state law, examines client funds and securities in the custody of the investment adviser within 120 days of the time chosen by the accountant for the surprise examination and upon such accountants resignation or dismissal from,or other termination of, the engagement, or if the accountant removes itself or is removed from consideration for being reappointed.



Accountant



3. The independent public accountant performing the surprise examination must submit electronically on the Investment Adviser
Registration Depository:


(i) this Form and a certificate of accounting (i.e., accountants report) required by rule 206(4)-2 under the Act or applicable state law within 120 days of the time chosen by the accountant for the surprise examination, and

(ii) this Form and a statement, within four business days of its resignation or dismissal from, or other termination of, the engagement, or removing itself or being removed from consideration for being reappointed, that includes

(A) the date of such resignation, dismissal, removal, or other termination, and the name, address, and contact information of the accountant, and

(B) an explanation of any problems relating to examination scope or procedure that contributed to such resignation, dismissal, removal, or other termination:



THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT



SECS COLLECTION OF INFORMATION. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 203(c)(1) and 204 of the Advisers Act authorize the Commission to collect the information on this Form from applicants. See 15 U.S.C. 80b-3(c)(1) and 80b-4. Filing of this Form is mandatory. The principal purpose of this collection of information is to make the examination certificates filed by an accountant pursuant to Rule 206(4)-2(a)(4)(i) under the Adviser Act (after that accountant has verified by actual examination the securities and funds of clients in the custody of an investment adviser) more accessible for inspection by the Commission staff and the public and will facilitate verification of compliance with examination requirements. See 17 CFR 275.206(4)-2(a)(4)(i). The Commission will maintain files of the information on Form ADV-E and will make the information publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on page one of Form ADV-E, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. 3507. The applicable Private Act system of records is SEC-2, and the routine uses of the records are set forth at 40 FR 39255 (Aug. 27,1975) and 41 FR 5318 (Feb. 5, 1976).